Exhibit 1

(Galey & Lord                              P.O. Box 35528
logo appears here)                         Greensboro, North Carolina 27425-0528


 GNL
Listed
 NYSE

                                                  Contact:     Michael R. Harmon
                                                               336-665-3037


    Galey & Lord Reports Signing Operating Agreement with DT Acquisition Inc.

Greensboro, N.C., December 22, 1997/PRNewswire/ - On Friday, December 19, 1997, DT Acquisition Inc. (DTA), an affiliate of Polymer Group Inc., purchased approximately 98% of the common stock and approximately 96% of the first preferred stock of Dominion Textiles Inc. As part of Galey & Lord, Inc.'s (NYSE:
GNL) agreement with Polymer and DTA, Galey loaned $141 million to DTA and entered into an operating agreement with DTA to operate the Swift Denim, Swift Europe, and Klopman International businesses of Dominion Textiles Inc. The operating agreement grants Galey & Lord the daily management of these businesses effectively immediately. Galey & Lord anticipates completing the actual purchase of the above businesses from DTA in late January or early February 1998 after DTA completes the tender offer to purchase the current outstanding Dominion Textiles (USA) Inc. bonds. Galey & Lord's total purchase price for Swift Denim, Swift Europe and Klopman International including all fees and expenses will be approximately $480 million. Galey entered into new financing agreements on 12/19/97 to provide funds for its loan to DTA, to provide it with funds for the purchase of the businesses and to refinance Galey's existing debt. The new debt consists of both senior bank debt and senior subordinated bonds.

Galey & Lord currently estimates that the Company's combined sales on a pro forma basis including the acquisition would have been $1.1 billion for fiscal 1997. The Company estimates that the adjusted pro forma income for fiscal year 1997 would have been slightly better than the $1.12 earnings per share that Galey actually reported for fiscal 1997 and estimates that adjusted pro forma EBITDA would have been in excess of $125 million including syngeries that are expected from combining the businesses. Final adjusted pro forma numbers for fiscal year 1997 are not available, as many factors still have to be finalized and such pro forma results may not be indicative of the Company's future operating results.

Arthur Wiener, Chairman and Chief Executive Officer of Galey & Lord, said "that the Company is extremely excited about this acquisition. It is and has been Galey & Lord's strategy to grow both by internal means and acquisitions. The resulting company will be one of the leaders in the world producing fabrics for apparel. Management believes it will be either the number one or number two producer in each of the markets it competes in. With revenues of $1.1 billion, the Company will be:
   1. A leading producer in the world in terms of both revenues and product mix of

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        cotton woven fabrics for causal wear.
   2.   The only vertical producer of corduroy in the United States.
   3. The number two worldwide producer of denim fabrics with factories in the United States, Canada and Tunisia, as well as having worldwide sales offices.
   4. An international supplier of workwear fabrics with fabric forming facilities in the United States and Europe.
   5. A leader in selling "garment packages" produced at the Company's owned and operated garment making facilities in Mexico.

This combination of businesses makes Galey & Lord a truly globalized company, offering high valued added products world-wide."

Both December quarter 1997 and March quarter 1998 P&L's will be adversely affected by charges related to the acquisition. In the December quarter, the Company will incur losses related to the acquisition including cost for hedging the Canadian dollar, increased interest expense, and an extraordinary charge to write off the unamortized cost of its existing financing. The March quarter 1998 is expected to include acquisition related charges for amortization of bridge financing fees, increased interest expense, as well as the expensing of certain other cost related to the acquisition.

Galey & Lord is a leading manufacturer of high-quality woven cotton and cotton-blended apparel fabrics, sold principally to manufacturers of sportswear and commercial uniforms. The Company also manufactures fabrics used in home furnishings, including comforters, bedspreads and curtains. In June 1996, the Company began offering finished garments to its branded apparel customers through G&L Service Company, North America, Inc.

This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those anticipated in the forward-looking statements.

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